SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*  (Amendment No. 2)

Five Oaks Investment Corp.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

33830W106

(CUSIP Number)

Matthew J. Murabito, Esq.
General Counsel
XL Group Investments LLC
1540 Broadway, 25th Floor
New York, New York 10036
(212) 915-6140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Stebbins, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

February 24, 2014

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP No. 33830W106		Page 2 of 9 pages

1		NAMES OF REPORTING PERSONS XL Investments Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,354,167
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,354,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,354,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.02%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 33830W106		Page 3 of 9 pages

1		NAMES OF REPORTING PERSONS XL Group Investments Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,354,167
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,354,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,354,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.02%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 33830W106		Page 4 of 9 pages

1		NAMES OF REPORTING PERSONS XL Insurance (Bermuda) Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,362,342
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,354,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,362,342
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.08%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 33830W106		Page 5 of 9 pages

1		NAMES OF REPORTING PERSONS XL Group Investments LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,362,342
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,354,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,362,342
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.08%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D originally filed on April 8, 2013 (the “Original Schedule 13D”), as previously amended on May 28, 2013 by Amendment No. 1 to Schedule 13D (the Original Schedule 13D as so amended is collectively referred to herein as the “Schedule 13D”).  This Amendment No. 2 relates to the common stock, par value $0.01 per share (“Common Stock”), of Five Oaks Investment Corp., a Maryland corporation (the “Company”).

This Amendment No. 2 is being filed to update the beneficial ownership percentage information in the Schedule 13D as a result of the sale (the “Sale”) by the Company of 3,000,000 shares of Common Stock pursuant to the prospectus (the “Prospectus”) filed by the Company with the Securities and Exchange Commission on February 20, 2014.   None of the Reporting Persons purchased any of the shares of Common Stock in the Sale.

Item 5.   Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended in its entirety as follows:

(a)           As of February 24, 2014, each of XL Investments and XLGI Ltd may be deemed to beneficially own 6,354,167 shares of Common Stock, representing 47.02% of the outstanding shares of Common Stock, based on 10,389,250 shares of Common Stock outstanding as of February 24, 2014, as reported by the Company in the Prospectus, which outstanding share number includes the 3,000,000 shares of Common Stock sold by the Company pursuant to the Prospectus but does not include any of the up to an additional 450,000 shares of Common Stock of the Company that the Company may sell pursuant to the Prospectus upon the exercise of the underwriters’ option to purchase additional shares of Common Stock, and giving effect to the 3,125,000 shares of Common Stock issuable upon exercise of the Warrants.  As of February 24, 2014, each of XL Insurance and XLGI LLC may be deemed to beneficially own 6,362,342 shares of Common Stock, representing 47.08% of the outstanding shares of Common Stock, based on 10,389,250 shares of Common Stock outstanding as of February 24, 2014, as reported by the Company in the Prospectus, which outstanding share number includes the 3,000,000 shares of Common Stock sold by the Company pursuant to the Prospectus but does not include any of the up to an additional 450,000 shares of Common Stock of the Company that the Company may sell pursuant to the Prospectus upon the exercise of the underwriters’ option to purchase additional shares of Common Stock, and giving effect to the 3,125,000 shares of Common Stock issuable upon exercise of the Warrants.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

Pursuant to a Letter Agreement, dated as of February 18, 2014 (the “Lock-Up Letter Agreement”), XL Investments agreed with the underwriters in connection with the Sale that for 90 days after the date of the Prospectus (subject to extension in certain circumstances), XL Investments will not, subject to certain exceptions, sell or transfer any shares of Common Stock without the prior consent of the representatives of the underwriters.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit 99.8
Lock-Up Letter Agreement, dated as of February 18, 2014, among XL Investments, Keefe, Bruyette & Woods, Inc. and RBC Capital Markets, LLC, incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-11, File No. 333-193496, as originally filed with the Securities and Exchange Commission on January 23, 2014 and as subsequently amended.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2014	XL INVESTMENTS LTD By: /s/ George Bumeder Name: George Bumeder Title: Authorized Person
Dated: February 25, 2014	XL GROUP INVESTMENTS LTD By: /s/ George Bumeder Name: George Bumeder Title: Authorized Person
Dated: February 25, 2014	XL INSURANCE (BERMUDA) LTD By: /s/ George Bumeder Name: George Bumeder Title: Authorized Person
Dated: February 25, 2014	XL GROUP INVESTMENTS LLC By: /s/ George Bumeder Name: George Bumeder Title: Authorized Person

SCHEDULE I

Schedule I to the Schedule 13D is hereby amended as follows:

The principal business address of XL Group plc and the present business address of each director of XL Group plc has been changed from No. 1 Hatch Street Upper, 4th Floor, Dublin 2, Ireland, to XL House, 8 St. Stephen’s Green, Dublin 2, Ireland.

Sarah E. Street, an executive officer of XL Group plc, a director of XLGI Ltd, and a manager and executive officer of XLGI LLC, is now also an executive officer of XL Investments and a citizen of the United States.  Ms. Street’s present business address is 1540 Broadway, New York, NY 10036.

The present business address of Kirstin Gould, an executive officer of XL Group plc, has been changed from One Bermudiana Road, Hamilton, Bermuda HM 08, to 100 Washington Blvd., Stamford, CT 06902.

Kimberly Holmes and Simon Rich are no longer directors of XL Insurance, and Mary Hayward and C. Stanley Lee have been appointed as directors in replacement thereof.  The present business address of each of Ms. Hayward and Mr. Lee is One Bermudian Road, Hamilton, Bermuda HM 08.  The present principal occupation of Ms. Hayward is Senior Vice President and Head of Fixed Income, XLGI Ltd, and Ms. Hayward is a citizen of Bermuda.  The present principal occupation of Mr. Lee is Chief Financial Officer, XL Insurance, and Mr. Lee is a citizen of Bermuda.